Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Six Months Ended June 30, 2007	Twelve Months Ended June 30, 2007	Years Ended
			2006	2005	2004	2003	2002
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$268	$746	$762	$754	$929	$875	$1,248
Fixed charges included in the determination of net income	154	313	313	333	258	309	301

Total earnings, as defined	$422	$1,059	$1,075	$1,087	$1,187	$1,184	$1,549

Fixed charges, as defined:
Interest charges	$154	$312	$311	$329	$256	$318	$308
Rental interest factor	6	12	11	10	9	10	10

Total fixed charges, as defined	$160	$324	$322	$339	$265	$328	$318

Ratio of Earnings to Fixed Charges	2.64	3.27	3.34	3.21	4.48	3.61	4.87